SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM Participações S.A.

CNPJ/MF nr. 02.558.115/0001-21
NIRE nr. 4130001760-3
Publicly-Held Company

CALL NOTICE FOR SPECIAL SHAREHOLDERS MEETING

The shareholders of TIM PARTICIPAÇÕES S.A. (the “Company”) are hereby called pursuant to pursuant to article 124 of Law no. 6.404/76, to be present at the Special Shareholders Meeting of the Company to be held on May, 30 2005, at 14:30 pm, at the headquarter of Company, at Rua Comendador Araújo n° 299, Curitiba, Paraná, in order to decide upon the following agenda: (i) to review, discuss and approve the agreement of merger related to merger of the totality of the shares issued by TIM SUL S.A. (“TIM Sul”) and TIM NORDESTE TELECOMUNICAÇÕES S.A. (“TIM Nordeste”) by the Company; (ii) to approve and ratify the appointment of the specialized companies that will prepare the appraisal report of the assets of TIM Sul and TIM Nordeste; (iii) to approve the appraisal report of the Company, TIM Sul and TIM Nordeste, prepared for the purpose of the merger; (iv) to declare effective the merger of the totality of the shares of TIM Sul and of TIM Nordeste by the Company, in accordance with the terms set forth in the respective agreement of merger; (v) to approve the capital increase of the Company as a consequence of the merger of the shares mentioned above, in the terms of the respective agreement of merger, and the consequent amendment to the Article 5 of the by-laws of the Company; (vi) to authorize the publication of the material fact, in accordance with CVM Instruction no. 358/02; (vii) to amend the articles 28, 29, 30 and 31 of the by-laws of the Companies in order to define the structure of the board of officers; and (viii) to approve the execution of the added value services supply agreement by Blah! Sociedade Anônima de Serviços e Comércio (“Blah!”) to TIM Sul and TIM Nordeste according with the sole paragraph of article 13 of the Company's by-laws. The holders of preferred shares will be entitled to vote in this item of the agenda.

The documents related to the agenda of the special shareholders meeting are available to the shareholders in the headquarter of the Company. The shareholders to be represented in the meeting shall file the documents related to their representation in the headquarter of the Company, including the power of attorney and/or the corporate documents related to the representation, as the case may be, and the identity card of the representative, within 2 business days prior to such meeting. During the same period, the holders of certificateless shares or shares held in custody shall present copies of their identity card and their respective statement of the shares, which shall be issued at least 5 (five) days prior to the meeting, in accordance to the article 15, sole paragraph of the by-laws of the Company.

Curitiba, April 27 2005

Mario Cesar Pereira de Araujo
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 27, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer